SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                  RYANAIR'S LOW FARES ARRIVE IN SANTIAGO!
                          NEW ROUTE TO LONDON STANSTED

Ryanair, Europe's No. 1 low fares airline today (Tuesday, 11th January 2005) announced a new direct route from Santiago De Compostela to London Stansted. The new route will commence on 11th April 2005 and will operate daily with fares starting from just EUR2.99*

Announcing the new route today, Ryanair's Chief Executive Michael O'Leary said:

        "For the first time the people of Galicia can enjoy Ryanair's low fares revolution! When it comes to low fares in Europe Ryanair is No 1. Other airlines pretend to be low fares but when it comes to low fares Ryanair leaves the others in our slipstream. Our new route commences on 11th April 2005 with fares starting from just EUR2.99*!

        "This new low fares route is good news for consumers and good news for Galicia. Ryanair will carry 100,000 passengers on its 1st year on this new low fares route and will deliver 75,000 visitors to Santiago and wider Galicia. This translates to the direct creation of 100 jobs for the region and savings of EUR10 M for these consumers over the high fares airlines".

SANTIAGO TO LONDON 11th APRIL 2005

   IBERIA**            RYANAIR                 RYANAIR SAVING
   EUR699              EUR2.99                      EUR696

(**Source Iberia website - 6thJan 05)
*One way tax exclusive

Santiago to London Stansted Offer details:

Booking Period:                  11th Jan - 18th Jan
Travel Period:                   11th April - 26th May
Blackout Period:                 28th May - 2nd May


ENDS.                         Tuesday, 11th January 2005

For reference:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 January, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director